UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42039

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Viking Holdings Ltd

(Translation of registrant’s name into English)

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94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

On September 10, 2026, Viking Holdings Ltd (the “Company”) issued a press release announcing that its Board of Directors has authorized a share repurchase program for the repurchase of up to $1 billion of the Company’s outstanding ordinary shares. Repurchases under the share repurchase program may be made from time to time through open market purchases, privately negotiated transactions, accelerated share repurchase transactions or other means, subject to market conditions and applicable legal requirements. The Company may also, from time to time, enter into trading plans intended to qualify under Rules 10b-18 or 10b5-1 of the Exchange Act of 1934, as amended (the “Exchange Act”), to facilitate repurchases of its shares under this authorization. The timing, manner, price and amount of any repurchases will be determined by the Company based on business, market and economic conditions, prevailing share prices, corporate and regulatory requirements, capital availability, alternative investment opportunities and other factors. The share repurchase program does not obligate the Company to acquire any specific number of shares or expend any specific amount and may be modified, suspended or terminated at any time. A copy of the press release announcing the share repurchase program is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

The information in this Report on Form 6-K (including Exhibit 99.1 hereto) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit Number	Description
99.1	Press Release of Viking Holdings Ltd, dated September 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2026

Viking Holdings Ltd

By:	/s/ Linh Banh
Name:	Linh Banh
Title:	Chief Financial Officer